Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Winc, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

97265W105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97265W105	Schedule 13G	Page 1 of 12

1	Names of Reporting Persons Shining Capital Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power 858,780
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 858,780
9	Aggregate Amount Beneficially Owned by Each Reporting Person 858,780
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.6%
12	Type of Reporting Person IA

CUSIP No. 97265W105	Schedule 13G	Page 2 of 12

1	Names of Reporting Persons Shining Capital Management III Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power 149,379
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 149,379
9	Aggregate Amount Beneficially Owned by Each Reporting Person 149,379
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.1%
12	Type of Reporting Person IA

CUSIP No. 97265W105	Schedule 13G	Page 3 of 12

1	Names of Reporting Persons Dreamer Pathway Limited (BVI)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power 429,390
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 429,390
9	Aggregate Amount Beneficially Owned by Each Reporting Person 429,390
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.3%
12	Type of Reporting Person CO

CUSIP No. 97265W105	Schedule 13G	Page 4 of 12

1	Names of Reporting Persons Shiningwine Limited (BVI)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power 429,390
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 429,390
9	Aggregate Amount Beneficially Owned by Each Reporting Person 429,390
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.3%
12	Type of Reporting Person CO

CUSIP No. 97265W105	Schedule 13G	Page 5 of 12

1	Names of Reporting Persons Dream Catcher Investments
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power 149,379
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 149,379
9	Aggregate Amount Beneficially Owned by Each Reporting Person 149,379
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.1%
12	Type of Reporting Person CO

CUSIP No. 97265W105	Schedule 13G	Page 6 of 12

1	Names of Reporting Persons Xiangwei Weng
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,820
	6	Shared Voting Power 1,008,159
	7	Sole Dispositive Power 12,820
	8	Shared Dispositive Power 1,008,159
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,979
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.8%
12	Type of Reporting Person IN

CUSIP No. 97265W105	Schedule 13G	Page 7 of 12

ITEM 1.	(a)	Name of Issuer:

Winc, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1751 Berkeley St., Studio 3, Santa Monica, CA 90404

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):

(i)	Shining Capital Holdings II L.P., Shining Capital Management III Limited, Cayman Islands limited companies (together “Shining Capital”);

(ii)	Dreamer Pathway Limited (BVI), a British Virgin Islands limited company (“Dreamer Pathway”);

(iii)	Shiningwine Limited (BVI), a British Virgin Islands limited company (“Shiningwine”);

(iv)	Dream Catcher Investments, a British Virgin Islands limited company (“Dream Catcher”); and

(v)	Xiangwei Weng, a citizen of Hong Kong.

(c)	Address or Principal Business Office:

The business address of Shining Capital, Dreamer Pathway, Shiningwine and Dream Catcher is Suite 8101, Level 81, International Commerce Centre, 1 Austin Road West Kowloon, Hong Kong, Hong Kong. The business address of Xiangwei Weng is c/o Winc, Inc., 1751 Berkeley St., Studio 3, Santa Monica, CA 90404.

(d)	Citizenship of each Reporting Person is:

The citizenship or place of organization of each Reporting Person is set forth in Item 2(a).

(e)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

(f)	CUSIP Number:

97265W105

CUSIP No. 97265W105	Schedule 13G	Page 8 of 12

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 13,159,170 shares of Common Stock outstanding as of December 8, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

Reporting Person	Amount beneficially owned	Percent of class (%):	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shining Capital(1)	1,008,159	7.7	—	1,008,159	—	1,008,159
Dreamer Pathway(1)	429,390	3.3	—	429,390	—	429,390
Shiningwine(1)	429,390	3.3	—	429,390	—	429,390
Dream Catcher(1)	149,379	1.1	—	149,379	—	149,379
Xiangwei Weng(2)	1,020,979	7.8	12,820	1,008,159	12,820	1,008,159

(1)	Shining Capital is the beneficial owner of 1,008,159 shares of Common Stock, which consists of (i) 429,390 shares held of record by Dreamer Pathway, (ii) 429,390 shares held of record by Shiningwine and (iii) 149,379 shares held by Dream Catcher. Shining Capital is the investment manager for each of Dreamer Pathway, Shiningwine and Dream Catcher and may be deemed to have shared voting and investment control over the shares held by Dreamer Pathway, Shiningwine and Dream Catcher.

(2)	Xiangwei Weng is the beneficial owner of 1,020,979 shares of Common Stock, which consists of (i) 1,008,159 shares beneficially owned by Shining Capital and (ii) 12,820 shares held of record by Mr. Weng underlying an award of restricted stock units. Mr. Weng is the founder and chief executive officer of Shining Capital and may be deemed to have voting and investment control over the shares beneficially owned by Shining Capital.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 97265W105	Schedule 13G	Page 9 of 12

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

See Exhibit I.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 97265W105	Schedule 13G	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: February 14, 2022

Shining Capital Holdings II L.P.

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

Shining Capital Management III Limited

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

Dreamer Pathway Limited (BVI)

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

Shiningwine Limited (BVI)

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

Dream Catcher Investments

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

Xiangwei Weng

/s/ Xiangwei Weng

CUSIP No. 97265W105	Schedule 13G	Page 11 of 12

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of Winc, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 14, 2022

Shining Capital Holdings II L.P.

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

Shining Capital Management III Limited

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

Dreamer Pathway Limited (BVI)

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

Shiningwine Limited (BVI)

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

CUSIP No. 97265W105	Schedule 13G	Page 12 of 12

Dream Catcher Investments

By:	/s/ Xiangwei Weng
Name: Xiangwei Weng
Title: Director

Xiangwei Weng

/s/ Xiangwei Weng